EXHIBIT 99.1 PRESS RELEASE


Brooklyn, New York - May 13, 2003 - Track Data Corporation (Nasdaq: TRAC) today announced results for its first quarter ended March 31, 2003.

Revenues for the first quarter ended March 31, 2003 were $10,695,000 compared to $13,136,000 for the same period in 2002, a decrease of 19%. Net income for the first quarter of 2003 was $190,000, or $.00 per share, compared to $73,000, or $.00 per share in 2002. Since 2001, the Company has experienced a decline in revenues from its market data services to the professional market due principally to a reduction in customers' staffing. Management expects this trend to continue through 2003, negatively impacting revenues and profits. The decline in professional revenues was partially offset by revenues of $773,000 from the Company's Track ECN that commenced operations in the second quarter of 2002. In addition, the Company continues to experience a significant decline in revenues and profits from its retail trading and market data businesses as individual investors leave the market, curtail trading or trade with competitors. The 2003 period includes an after-tax gain on marketable securities of $221,000 compared to a loss of $632,000 in the 2002 period. The 2002 loss was realized as the Company expanded its arbitrage trading program to include a greater risk profile trading program. The Company continued its arbitrage trading program but discontinued the greater risk trading program during the first quarter of 2002.

Barry Hertz, Chairman and CEO, commented, "The market for our trading and market data services is expected to remain weak for the near future. We believe that we are well positioned to benefit when the economy improves and Wall Street is once again hiring. In the meantime, we are keeping a close watch on our expenses and are exploring various alternatives to grow our revenue base by leveraging the assets we presently employ."

Track Data is a New York-based financial services company that provides direct access brokerage, real-time financial market data, news, and research to institutional and individual investors through dedicated telecommunication lines and the Internet.

For professional investors, Track Data Securities offers proTrack, a direct access trading platform with fully integrated market data. proTrack offers unbiased trade routing, allowing clients control over where their orders are sent. proTrack is also available to broker-dealers as an execution platform.

The Company also owns and operates the Track ECN, an electronic communications network that allows traders to display and match limit orders for stocks. Track ECN offers subscribers a Rebate Model, which offers the highest published rebate in the industry and a Free Model, which offers no access fees to market participants who access its liquidity through Nasdaq's SuperMontage. Because of its no access fee, the Free Model is offered in Nasdaq's first tier with market makers, providing subscribers with fast executions. Track ECN offers subscribers anonymous executions and speed.

For individual investors, Track Data Securities offers myTrack, a fully integrated, Internet-based online trading and market data system. myTrack's direct access online trading has equity commissions starting at $12.95 per trade and allows users the choice of where to route their orders. myTrack also offers trading in options at all options markets, and over 6,000 mutual funds. In addition, futures trading in the E-Minis is available, with cross-collateralization of accounts. Futures trades are routed directly to the CME at $14 per contract per round trip.

For additional information, please contact Rafi Reguer, Vice President, Corporate Communications, at 718-522-0222 or by e-mail:
rafi_reguer@trackdata.com.

Forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words "believe," "expect," "plan," "anticipate" and other similar expressions generally identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are based largely on the Company's current expectations and are subject to a number of risks and uncertainties, including without limitation, volatility in the stock market, changes in external market factors including the economy, changes in the Company's business or growth strategy or an inability to execute its strategy due to changes in its industry and other risks and uncertainties indicated from time to time in the Company's filings with the Securities and Exchange Commission, including the Company's Forms 10-K, 10-Q, S-3 and S-8. Actual results could differ materially from the results referred to in the forward-looking statements.


                              FINANCIAL HIGHLIGHTS

                                                  THREE MONTHS ENDED
                                                        MARCH 31,
                                                    2003         2002
                                                -----------  -----------
Revenues                                        $10,695,000  $13,136,000
Net income (A)                                      190,000       73,000
Basic and diluted income per share              $       .00  $       .00

(A) Includes an after-tax gain on marketable securities of $221,000 in 2003 and a loss of $632,000 in 2002.
